SCHEDULE 14A INFORMATION

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<u>Timberline Software Corporation</u>
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Filed by Timberline Software Corporation
Pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Timberline Software Corporation
Commission File No. 0-16376

On July 16, 2003, The Sage Group plc and Timberline Software Corporation issued the following joint press release:

For Immediate Release

Contacts:

Brian Muys, Sr. PR Director
Best Software
703/793-2700, x3829
brian.muys@bestsoftware.com

Dave Faupel
Interactive PR, for Best Software
404/995-4525
dave_faupel@ipri.com

Carl Asai, SVP & CFO
Timberline Software
503/439-5208
carl.asai@timberline.com

The Sage Group plc, Best Software and Timberline Software Announce Definitive Merger Agreement

Leading Provider of Business Management Solutions for Construction and Real Estate Industries to Further Strengthen Best Software's Expanding Portfolio of Vertical Offerings for Small to Mid-Sized Companies

Irvine, CA, and Beaverton, OR, July 16, 2003 -- Best Software today announced a definitive agreement between its parent company, The Sage Group plc, and its wholly-owned subsidiary and Timberline Software Corporation (NASDAQ: TMBS), under which Best Software would acquire Timberline, a leading supplier of integrated financial and operations software and services for small to mid-sized businesses in the construction and real estate industries. Under the terms of the agreement, unanimously approved by Timberline's board of directors, Timberline shareholders will receive $8.25 per share in cash for their common shares, a premium of 33.3**%** to the closing share price of Timberline on July 16, 2003, valuing the deal, on an enterprise basis, at $91.9 million, and on an equity basis at $102.9 million. The merger is subject to approval by Timberline shareholders as well as customary approvals under antitrust laws and other customary closing conditions, and is expected to be completed by the end of calendar Q3 or early Q4 of 2003. Upon completion of the merger, Timberline will become a wholly-owned subsidiary of Best Software.

"We are looking forward to including Timberline's customers, management and employees in the Best Software family," said Best Software CEO Ron Verni. "Timberline is the ideal business partner for us to leverage our growth in the construction and real estate markets."

"The proposed transaction will reinforce Sage's and Best Software's strategy of expanding the depth and breadth of our products and services to meet the evolving, industry-specific requirements of our customers in a variety of key industry segments, including manufacturing, distribution, accounting, nonprofits and, following the merger, construction and real estate," Verni added. "It also will support our ongoing commitment to keeping 'customers for life' by providing a strong natural migration path for growing customers in the construction segment who are in need of more robust, industry-specific solutions. These customers will be able to benefit from Timberline's industry-leading solutions and world-class service."

Timberline has more than 20,000 active customers, predominantly in the U.S., and a blended distribution channel consisting primarily of independent solution providers, complemented by a direct sales operation. Following the merger, Timberline will complement and extend Best Software's existing construction-oriented solutions such as MAS, Peachtree, FAS Construction-in-Progress Accounting, Batchmaster and Platinum for Windows by Best Software.

"We look forward to becoming part of Best Software," said Timberline CEO Curtis Peltz. "We have very similar market strategies, as well as a shared focus on providing excellent service to customers. We believe that our customers, employees and business partners alike will realize significant benefits from the merger of our two companies."

Timberline's revenue for the year ended December 31, 2002 was $61.9 million, 53% of which represented maintenance and service revenues, with an operating profit of $2.1 million. Timberline had net assets for the period of $25.2 million, including $10.3 million of cash.

Timberline Cash Dividend Declared

Timberline declared its regular quarterly cash dividend of $0.04 per share payable August 15, 2003, to shareholders of record on August 1, 2003. The company will be releasing its operating results for the quarter ended June 30, 2003, on Wednesday, July 23, 2003, shortly after the market closes. No conference call is planned following the release.

Timberline Conference Call

Timberline will be giving a presentation on the proposed merger Thursday morning, July 17, at 11:00 a.m. EDT (8:00 am PDT). Investors may listen to the presentation by calling (888) 429-2115. Investors can also listen to the conference call in real-time over the Internet on Timberline's website at http://investors.timberline.com/medialist.cfm. To access the live call, please go to the website at least 15 minutes prior to the start of the call to register, download, and install any necessary audio software. For those who cannot listen to the live broadcast, a recording will be available on Timberline's website shortly after the call. Investors may also listen to a recording of the conference call by calling (800) 642-1687 with conference ID # 1796293.

About Timberline Software Corporation

Founded in 1971, Timberline provides integrated financial and operations software for professionals in construction and real estate. With its network of direct sales professionals, solution providers, consultants and authorized training centers, Timberline serves more than 20,000 customers worldwide. Its client services department has received national recognition for its customer support, and the company was the first construction and real estate software provider to have earned Support Center Practices certification for excellence in providing technical support to its clients. For further information, visit www.timberline.com.

About Best Software and The Sage Group plc

Best Software offers leading business management products and services that give more than 1.7 million small and mid-sized customers in North America the insight for success throughout the life of their business. Its parent company, The Sage Group plc (London: SGE.L), supports 3.1 million customers worldwide and has revenue of approximately $890 million*. For more than 25 years, Best Software has delivered easy-to-use, scalable and customizable applications through its portfolio of leading brands, including Abra, ACT!, CPASoftware, FAS, MAS 90, MIP, Peachtree and SalesLogix, among many others. For more information, please visit the Web site at www.bestsoftware.com/moreinfo or call (866) 308-BEST.

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* All financial information calculated on the basis of £1 = $1.61

Forward-Looking Statement

This news release contains a forward-looking statement within the meaning of the "Safe Harbor" provisions of the Private Securities Litigation Reform Act of 1995. The expected closing date of the merger agreement in this news release is a forward-looking statement. This statement is necessarily subject to risk and uncertainty, including the possibility that the transaction will not close or that the actual closing date could differ materially due to certain risk factors, including without limitation, failure to receive shareholder approval, delays in obtaining shareholder approval of the transaction, and other delays related to regulatory approvals.

Proxy

Timberline will file a proxy statement and other documents regarding the proposed merger described in this press release with the Securities and Exchange Commission (SEC). Timberline shareholders are urged to read the proxy statement when it becomes available, because it will contain important information. A definitive proxy statement will be sent to shareholders of Timberline seeking their approval of the transaction. Investors and security holders may obtain a copy of the proxy statement (when it is available) and any other relevant documents filed by Timberline with the SEC at no expense at www.sec.gov. Copies of the proxy statement and other documents filed by Timberline with the SEC may also be obtained free of cost by directing a request to Timberline SVP & CFO Carl Asai.

Information about the directors and officers of Timberline is included in Timberline's proxy statement for its 2003 annual meeting of shareholders filed with the SEC on March 21, 2003. This document is available free of charge at www.sec.gov and directly from Timberline.